UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

for the month of October, 2003

Commission File: 333-06552

PRESS RELEASE
Tembec and the Wahgoshig First Nation
sign landmark Forest Land Management agreement

TEMBEC INC.

(Translation of registrant's name into English)

800, Rene-Levesque Boulevard West, Suite 1050
Montreal, Quebec H3B lX9
 (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                           Form 20-F ______          Form 40-F    X

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101 (b)(1): _____
Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper of a paper as permitted by Regulation S-T Rule 101 (b) (7): _____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes _____          No    X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-________

PRESS RELEASE                                                                                             FOR IMMEDIATE RELEASE

Tembec and the Wahgoshig First Nation sign
landmark Forest Land Management agreement

Temiscaming, October 1, 2003 – Tembec and the Wahgoshig First Nation have signed a forest land management agreement following two and a half years of negotiations. The agreement covers the territory claimed by the Wahgoshig First Nation and encompassing several Forest Management Units in Northeastern Ontario.

The constructive relationship developed by Tembec and the Wahgoshig First Nation lead to this agreement which is expected to usher in a new era of partnership in forestry development between First Nations and the forest industry in an area where progress is still slow. The agreement is expected to introduce the Wahgoshig First Nation into the contractor workforce, and create relationships between the First Nation and existing contractors, suppliers, government and Tembec. It is expected to balance the First Nation values and timber operations while establishing a protocol for the development of action plans and business-to-business agreements between the parties.

"Tembec looks forward to maintaining a long-term and mutually-productive relationship with the Wahgoshig First Nation and this agreement is an important first step," said Jim Lopez, Executive Vice President and President of the Forest Products Group. "It commits the parties to planning the more active involvement of the Wahgoshig First Nation in the management and benefits associated to forest management. Tembec is confident that the traditional knowledge of the Wahgoshig First Nation, and the subsequent relationship, will be beneficial in its efforts to obtain the Forest Stewardship Certification for the forests under its management, one of the toughest certification in the world," added Mr. Lopez.

Forest companies must demonstrate a high standard of First Nation involvement to receive the FSC prestigious approval – something of rare claim for most companies in Canada today. This is a standard that Tembec has been willing to meet. "Tembec's approach was totally different than the one that this First Nation had been accustomed to with other companies and the government in this area. Tembec has once again demonstrated that long-term meaningful relationships with First Nations is not only possible but good business. They consistently walk the talk and continue to be pioneers in the industry," stated Peter Politis, Lead Negotiations Coordinator for the Wahgoshig First Nation.

"This process will genuinely create the economy and active involvement of our community in forest management that will foster self reliance and a break away from government dependence. We're very excited," said Chief Paul McKenzie of the Wahgoshig First Nation.

"Our First Nation believes that along with Tembec, we are establishing a model that other forest companies and governments can use to help them break down historical barriers and erect pillars of progress and hope for other First Nations interested in forestry and living off of the land as their ancestors did not too long ago," said Maurice J. Kistabish, Councillor and Negotiator with the Wahgoshig First Nation. "This agreement creates a relationship with the Wahgoshig community where we are comfortable our interests will be addressed. We will be working as partners, and in that we are more accepting of the operations themselves. Our hope is that other companies in the area see this as an example of how to work with our First Nation in a genuine and productive manner," added Mr. Kistabish.

About Tembec

Tembec is an integrated Canadian forest products company principally involved in the production of wood products, market pulp and papers. The Company has sales of approximately $4 billion with over 55 manufacturing sites in the Canadian provinces of New Brunswick, Quebec, Ontario, Manitoba, Alberta and British Columbia, as well as in France, the United States and Chile. Tembec's Common Shares are listed on the Toronto Stock Exchange under the symbol TBC. Additional information on Tembec is available on its web site at www.tembec.com

About the Wahgoshig First Nation

The Wahgoshig First Nation is an Algonquin community located on the south shore of Lake Abitibi, fifty kilometres east of Matheson, Ontario. About half of the community's 228 members live on reserve. The Wahgoshig First Nation participates in the management of its traditional lands through three relationship agreements negotiated with the forestry and mining industries. The agreements make it possible for the Wahgoshig First Nation to forge partnerships with the industries and continue practicing its traditional way of life, and offer over $250 million in potential economic opportunities over the next twenty years.

Contacts:	Maurice J. Kistabish Councillor Wahgoshig First Nation Tel.: (705) 273-3383 (705) 266-6099	Jim Lopez Executive Vice President, President, Forest Products Group Tel.: (819) 627-4740

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEMBEC INC.

Claude Imbeau_________________________
Vice-President, General Counsel and Secretary

Date: October 1, 2003